UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68 Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On May 6, 2025, Wallbox N.V. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

This Report on Form 6-K/A (the “Form 6-K/A”) amends the Company’s Report on Form 6-K filed on February 26, 2025 (the “Original Form 6-K”), to update information in the Original Form 6-K and the related earnings press release and the earnings presentation. Subsequent to the date of the Original Form 6-K, in the course of preparing its 20-F and the audited financial statements therein, the Company determined that an additional impairment of €25.1 million should be recognized in 2024 and that a reclassification of non-current Loans & Borrowings to current Loans & Borrowings should be recognized in 2024.

Except as otherwise expressly noted herein, this Form 6-K/A does not modify or update the information included in the Original Form 6-K, the earnings press release and the earnings presentation attached thereto as Exhibits 99.1 and 99.2 (the “Earnings Release” and the “Earnings Presentation”), respectively, and as discussed on the Company’s earnings call held on February 26, 2025, nor does it reflect events occurring after the filing of the Original Form 6-K.

Updated versions of the Earnings Release and the Earnings Presentation to reflect the information in this Form 6-K/A will be available on the Company’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. The information on the Company’s website is not part of this Form 6-K/A and is not incorporated by reference herein.

WALLBOX N.V. FOURTH QUARTER AND FULL YEAR 2024 FINANCIAL RESULTS

Full Year 2024 Highlights

•	For the year ended December 31, 2024, the Company had gross margin of 34.17% and operating loss of €133.8 million.

Fourth Quarter 2024 Highlights

•	For the three months ended December 31, 2024, the Company had gross margin of 31.81% and operating loss of €51.1 million.

Consolidated Statements of Profit or Loss Data

(In thousand Euros)

	Year Ended	Change from Prior	Three Months Ended	Change from Prior
	December 31,	Announcement	December 31,	Announcement
	2024		2024
Revenue	€163,943	N/A	€37,394	N/A
Changes in inventories and raw materials and consumables used	(107,920)	(1,042)	(25,500)	(1,042)
Gross Profit	56,023	(1,042)	11,894	(1,042)
Employee benefits	(71,488)	N/A	(16,824)	N/A
Other operating expenses	(54,089)	N/A	(11,940)	N/A
Amortization and depreciation	(37,873)	N/A	(10,191)	N/A
Impairment of assets	(26,415)	(24,066)	(24,066)	(24,066)
Net other income	25	N/A	57	N/A
Operating Loss	€(133,817)	€(25,108)	€(51,070)	€(25,108)
Financial income	1,945	N/A	704	N/A
Financial expense	(23,680)	N/A	(6,484)	N/A
Change in fair value of derivative warrant liabilities	1,081	N/A	5,525	NA
Foreign exchange gains/(losses)	(4,044)	N/A	(4,656)	N/A
Financial Results	€(24,698)	N/A	€(4,911)	N/A
Loss before Tax	€(158,515)	€(25,108)	€(55,981)	€(25,108)
Income tax credit	6,723	4,829	5,097	4,829
Loss for the Period	€(151,792)	€(20,279)	€(50,884)	€(20,279)

Reconciliation of Non-IFRS Financial Measures

(In thousand Euros)

	Year Ended December 31,	Change from Prior Announcement	Three Months Ended December 31,	Change from Prior Announcement
	2024		2024
Loss for the Period	€(151,792)	(20,279)	€(50,884)	(20,279)
Income tax credit	(6,723)	(4,829)	(5,097)	(4,829)
Amortization and depreciation	37,873	N/A	10,191	N/A
Financial income	(1,945)	N/A	(704)	N/A
Financial expenses(1)	23,680	N/A	6,484	N/A
Change in fair value of derivative warrant liabilities(2)	(1,081)	N/A	(5,525)	N/A
Foreign exchange gains/(losses)	4,044	N/A	4,656	N/A
EBITDA	(95,944)	(25,108)	(40,879)	(25,108)
Share based payment plan expenses (3)	2,837	N/A	586	N/A
Other items(4)	(25)	N/A	(57)	N/A
Negative goodwill(5)	—	N/A	—	N/A
One-time expenses(6)	6,123	N/A	2,761	N/A
Other non-cash expenses(7)	712	N/A	138	N/A
Impairment of assets	26,415	24,066	24,066	24,066
Adjusted EBITDA	€(59,882)	€(1,042)	€ (13,385)	€(1,042)

(1)

Financial expenses is comprised of interest and fees on bank loans, interest on lease liabilities, interest on shareholder and other borrowings, interest on convertible bonds, accretion of discount on put option liabilities and other finance costs (such as fair value loss on financial investments and impairment on financial investments), excluding fair value adjustment of convertible bonds.

(2)	Represents expenses or incomes related to change the fair value of the warrants liabilities.
(3)	Represents share based payments expense.
(4)

Other items consists of all other income and expenses linked to activities that are outside the core of our operating activities and may include income or losses related to gain or loss of assets, liabilities, grants. The amounts set forth in the table above represent net other income for the periods presented.

(5)	Negative goodwill related to the ABL acquisition.
(6)

One-time expenses consist of legal expenses related to reduction in workforce process initiated in January 2023, severance payments to the employees that have left the Company and the provision for indemnities related to litigation involving certain former employees.

(7)	Other non-cash expenses consist of non-cash expenses related to the ESPP plan launched in January 2023.

Loans & Borrowings

(In thousand Euros)

	Year Ended December 31 2024	Change from Prior Announcement
Non-Current Liabilities- Loans and Borrowings	66,659	(24,399)
Current Liabilities – Loans and Borrowings	131,810	24,399
Total Loans and Borrowings	198,469	N/A

Definitions and Basis of Presentation

Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.

Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.

Revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

Non-IFRS Financial Measures

We report our financial information required in accordance with IFRS. This Form 6-K/A includes financial measures not based on IFRS, including EBITDA and Adjusted EBITDA (the “Non-IFRS Measures”).

Wallbox defines EBITDA as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants and foreign exchange gains/(losses). We define Adjusted EBITDA as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations and other items outside the scope of our ordinary activities.

Management uses these Non-IFRS Measures as measurements of operating performance because they assist management in comparing the Company’s operating performance on a consistent basis, as they remove the impact of items not directly resulting from the Company’s core operations; for planning purposes, including the preparation of management’s internal annual operating budget and financial projections; to evaluate the performance and effectiveness of our strategic initiatives; and to evaluate the Company’s capacity to fund capital expenditures and expand its business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are: such measures do not reflect revenue related to fulfillment, which is necessary to the operation of our business; such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments; such measures do not reflect changes in our working capital needs; such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes; although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K other than information under the headings “Reconciliation of Non-IFRS Financial Measures” and Non-IFRS Financial Measures” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (File Nos. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: May 6, 2025	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa Chief Executive Officer